Exhibit 4.20

Loan Facility Agreement

Party A: Shanghai eHi Car Rental Co., Ltd.

Party B: Ctrip Computer Technology (Shanghai) Co., Ltd.

In light of the needs in its business operation, Party A wishes to borrow from Party B a loan in the amount of RMB300 million at a rate of 6.9% per annum and with a term of three years.  The interest accrued on such loan shall be settled on a quarterly basis on the date which is 20 days prior to the end of each quarter.  The payment date shall be the business day immediately following such settlement date.  If the borrower intends to repay the entrusted loan early, the interest shall be calculated based on the actual days lapsed and the amount of loan drawn down by the borrower.  The last sum of interest shall be paid along with the repayment of the principal amount of the entrusted loan. Other terms shall be governed by the entrusted bank loan contract with the Agricultural Bank of China, Changning Sub-branch.

Party A: Shanghai eHi Car Rental Co., Ltd. (company seal)

Legal representative:	/s/ ZHANG Ruiping

Party B: Ctrip Computer Technology (Shanghai) Co., Ltd. (company seal)

Legal representative:	/s/ FAN Min

Date: April 28, 2015